Exhibit 21.1

Subsidiary List

Douglas Dynamics, L.L.C., a Delaware limited liability company

Douglas Dynamics Finance Company, a Delaware corporation

Fisher, LLC, a Delaware limited liability company

Trynex International, LLC, a Delaware limited liability company

Henderson Enterprises Group, Inc., a Delaware corporation

Henderson Products, Inc., a Delaware corporation

Dejana Truck & Utility Equipment Company, LLC, a Delaware limited liability company